Exhibit 10.7

Wesco Holdings, Inc.

January 22, 2009

Greg Hann

Dear Greg:

We are pleased to offer you the position of Chief Financial Officer and EVP, Finance and Accounting for Wesco Holdings, located in Valencia, CA (the “Company”).  This position is at a gross annual salary of $300,000 - paid on a bi-weekly basis (this quoted pay rate is for convenience and is not intended as a guarantee of employment for any fixed period).  You will be reporting to Randy Snyder, CEO.  In addition, you will be eligible for an annual discretionary bonus, with a target of 60% of your annual salary, contingent upon the Company achieving its annual financial plan, which bonus for the current fiscal year ending September 30, 2009 will not be less than $125,000. Additional objectives to qualify for the bonus will be established annually by Randy Snyder, in close consultation with you and subject to approval by the board of directors or its committee.  Any annual bonus you earn will be paid no later than the last day that the annual bonus could qualify as a “short-term deferral” under Treasury Regulation § 1.409A-1(b)(4).  You will also be eligible to participate in the Company’s stock option (or similar incentive) program. The assigned stock option will be for 65,574 shares (representing approximately 0.60% of the parent company on a fully diluted basis at the time of grant), exercisable at the current fair market value at the time your employment commences, as reasonably determined by the parent company board of directors.

Subject to your continued employment with the Company, the options will vest over a period of three (3) years in equal annual installments; such annual installments will vest based on financial performance (EBITDA and/or cashflow) and time (i.e. one third of the total option grant will be eligible to vest each year).  More information on this program will be provided at a later time.

To assist you with your transition to Wesco, the Company will agree to reimburse you for reasonable out-of-pocket expenses in connection with your move/re-location to a residence closer to the Company’s offices. It being understood that this move may not occur until a later date after your employment begins. Additionally, you will be able to participate in the management company car program and will qualify for four weeks of vacation time with usage and any carryover to be consistent with current Company policy.

As a new employee, you and any eligible dependents may immediately participate in our comprehensive array of benefit programs, subject to the terms of such benefit programs.  Please recognize that benefits offered at the time of employment are subject to modifications as these programs are reviewed periodically.

Your start date and orientation is tentatively set for Thursday, February 12th. Upon reporting to work, you will need to furnish documents that establish identity and employment eligibility, for example (list is not all inclusive): a passport, a driver’s license.

By accepting this offer of employment, you acknowledge and agree that you will be an employee-at-will and that either you or the Company may terminate the relationship at any time without Cause (as defined below).  However, should you be asked to leave employment of the Company without Cause or if you resign for Good Reason (as defined below) within 90 days following a Good Reason event, provided that such termination of employment constitutes a “separation from service” within the meaning of Treasury Regulation Section 1.409A-1(h) (“Separation from Service”), the Company will (X) pay you 12 months of your base pay, in equal installments in accordance with the Company’s regular payroll practice and (Y) allow you and your spouse and eligible dependents to continue participating in one of our medical benefit plans for 12 months following the date of your Separation from Service (collectively, “severance”), subject to your signing and not revoking, within 30 days following the date of your Separation from Service, a general release of all claims in the form provided to you by Wesco within two (2) days following the date of your Separation from Service and your compliance with the confidentiality, inventions assignment, non-disparagement and non-solicitation provisions set forth below.  “Cause” shall mean (a) the Company’s determination that you failed to carry out, or comply with, in any material respect any lawful and reasonable directive of the CEO or the board of directors of the Company or its parent (collectively, the “Board”); (b) your willful misconduct, gross negligence or a breach of fiduciary duty with respect to the Company or any of its affiliates that, in each case or in the aggregate, results in material harm to the Company or any of its affiliates; (c) your conviction, plea of no contest, plea of nolo contendere, or imposition of unadjudicated probation for any felony or crime involving moral turpitude; (d) your unlawful use (including being under the influence) or possession of illegal drugs on the Company’s premises or while performing your duties and responsibilities; or (e) your commission of an act of fraud, embezzlement, or misappropriation, in each case, against the Company or any of its affiliates.  “Good Reason” shall mean the occurrence of any of the following events:  (a) a material reduction in your duties or position with the Company or (b) if the Company materially reduces your annual salary.  Notwithstanding the foregoing, you may not resign your employment for Good Reason unless (i) you provide to the Company at least 30 days prior written notice of your intent to resign for Good Reason; and (ii) the Company has not remedied the alleged violation(s) within the 30-day period.  For the avoidance of doubt, your termination due to your disability or death shall not be considered a termination by the Company without Cause.  Notwithstanding anything in the foregoing to the contrary, any portion of the severance amounts which would otherwise have been paid pursuant to clause (X) above before the first regular payroll payment date falling on or after the 30th day following the date of your Separation from Service (the “First Payment Date”) will be paid on the First Payment Date, and no severance payment pursuant to clause (X) above will be paid later than December 31 of the second year after your Separation from Service.

You agree that, during the term of your employment with the Company, you will not engage in any other employment, occupation, consulting or other business activity directly related to the business in which the Company is now involved or becomes involved during the term of your employment, nor will you engage in any other activities that conflict with your obligations to the Company.

As a Company employee, you will be expected to abide by Company rules and regulations.  If requested by the Company, you hereby agree to sign an acknowledgment that you have read and understand the Company rules of conduct.

You also agree, as a condition of your employment to the following matters relating to confidential information, non-solicitation, rights to Company property and non-disparagement:

•                  Confidentiality of Company Information.  You will not at any time disclose or use, either during or subsequent to your employment, any information, knowledge or data which you receive or develop during your employment which is considered proprietary or confidential by the Company or which relates to the trade secrets of the Company. Such information, knowledge or data may consist of the following which is by example only: processes, know-how, designs, drawings, diagrams, formulas, test data, accounting or financial data, pricing or salary data, marketing data, business plans and strategies, negotiations, proposals and contracts, research, customer or vendor lists, inventions, and discoveries.  Upon termination of your employment with the Company, you shall promptly return any and all documents or electronic information containing the above information, knowledge or data, or relating thereto, to the Company. This agreement shall be binding upon your successors, heirs, assigns, and personal representatives and shall be for the benefit of the successors and assigns of the Company.

•                  Non-solicitation of Company Employees.  You acknowledge and understand that the Company must maintain a stable workforce in order to stay in business and run its business smoothly and effectively. You further acknowledge that the Company must protect its business interest in preventing persons from disrupting, damaging, impairing, or interfering with its business by soliciting the Company’s employees for employment with another company. Therefore, you agree that during your employment with the Company and for a period of two years following termination of your employment with the Company, you will refrain from directly or indirectly interfering with the Company’s employees and will not directly or indirectly induce, hire or solicit the employment of any Company employee, whether or not the solicited employee would commit any breach of his or her own employment terms by leaving the service of the Company.

•                  Rights to Company Property.  In consideration of your employment with the Company, you agree to promptly disclose in writing all discoveries, designs, inventions, ideas, and improvements (“Proprietary Property”) conceived by you or with others during the course of your work with the Company. The Company shall be free to use any such proprietary property without obligation of any sort to you as an employee. If patents, trademarks or other intangible rights should result from your work, you agree that all such rights shall be the sole property of the Company. You will cooperate fully in signing documents to transfer and perfect full rights, title and interest to and for the Company. You understand that this agreement only applies to proprietary property conceived or developed during your working hours, or while you were using Company facilities, equipment, supplies or trade secret information or data.

•                  Non-disparagement.  You agree that you will not make any statement that disparages or tends to disparage the Company and those associated with the Company, including any parents, subsidiaries, affiliates, officers, employees, directors, stockholders of the Company and The Carlyle Group.  You also agree that you will not make any public statements to the media concerning the

Company, the business objectives, management practices, or management personnel of the Company, and will take no action that would cause the Company or its employees embarrassment or humiliation, or otherwise cause or contribute to the Company or any employee of the Company being held in disrepute by the general public or the Company’s employees, suppliers, or customers.

For purposes of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii)), each payment that you may be eligible to receive under this letter will be treated as a separate and distinct payment.

Notwithstanding anything to the contrary in this letter, to the extent that any reimbursements or corresponding in-kind benefits provided to you under this letter are deemed to constitute taxable compensation to you, such amounts will be reimbursed or paid reasonably promptly, but in no event later than December 31st of the year following the calendar year in which the expense was incurred.  All reimbursement requests must be timely submitted.  In no event will you be entitled to any such reimbursement payments after December 31st of the year following the calendar year in which the expense was incurred.  Notwithstanding any other provision of this letter, in-kind benefits and reimbursements provided under this letter during one calendar year will not affect in-kind benefits or reimbursements to be provided in any other calendar year, other than an arrangement providing for the reimbursement of medical expenses referred to in Section 105(b) of the Code, and are not subject to liquidation or exchange for another benefit.

The compensation and benefits payable under this letter are not intended to constitute “nonqualified deferred compensation” within the meaning of Section 409A of the Code.  To the extent that any compensation or benefits payable under this letter are deemed to be subject to Section 409A of the Code, this letter will be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretative guidance issued thereunder, including without limitation any such regulations or other such guidance that may be issued after the date of this letter.  Notwithstanding any provision of this letter to the contrary, in the event that following the date of this letter the Company reasonably determines that any compensation or benefits payable under this letter may be subject to Section 409A of the Code and related Department of Treasury guidance (including such Department of Treasury guidance as may be issued after your start date), you and the Company will work together to adopt such amendments to this letter or adopt other policies or procedures (including amendments, policies and procedures with retroactive effect), or take any other commercially reasonable actions necessary or appropriate to (a) exempt the compensation and benefits payable under this letter from Section 409A of the Code and/or preserve the intended tax treatment of the compensation and benefits provided with respect to this letter, or (b) comply with the requirements of Section 409A of the Code and related Department of Treasury guidance; provided, however, that any such action will, to the greatest extent possible, preserve the economic terms of this letter, as long as such action does not result in additional cost to the Company.

This letter and the documents incorporated herein by reference represent the entire agreement and understanding between you and the Company concerning your employment relationship with the company, and supersede in their entirety any and all prior agreements and understandings concerning your employment relationship with the

Company, whether written or oral.  All compensation payments made to you by the Company shall be subject to applicable tax withholding.

The terms of this letter may only be amended, canceled or discharged in writing signed by you and the Company.  In the event that any provision or portion of this letter is determined to be invalid or unenforceable for any reason, in whole or in part, the remaining provisions of this letter shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by law.  This letter shall be governed by the internal substantive laws, but not the choice of law rules, of the State of California.

Please indicate your agreement to the above terms and conditions by signing the enclosed duplicate copy of this letter.

Greg, we are excited about you joining the team.  If you have any questions at all about this offer, please do not hesitate to contact me at 661-775-7276.

Sincerely,

/s/ Randy Snyder

Randy Snyder
President and CEO, Wesco Holdings

AGREED TO AND ACCEPTED BY:	/s/ Greg Hann	Date:	1/22/09
Greg Hann